Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
VERSANT CORPORATION

The undersigned, JOCHEN WITTE, hereby certifies that:

1.             He is the President and Secretary of Versant Corporation, a California corporation.

2.             Article III of the Articles of Incorporation of this corporation is hereby amended to read in its entirety as follows:

“This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and Preferred Stock,” both of which shall have no par value. The total number of shares of all classes which the Corporation is authorized to issue is seven million six hundred sixty-eight thousand six hundred twenty-five (7,668,625) shares. The total number of shares of Common Stock authorized to be issued is seven million five hundred thousand (7,500,000) shares. The total number of shares of Preferred Stock authorized to be issued is one hundred sixty-eight thousand six hundred twenty-five (168,625) shares, sixty-eight thousand six hundred twenty-five (68,625) of which are designated as “Series A Preferred Stock.”  Effective upon the amendment of this Article III to read as set forth herein, each outstanding share of Common Stock shall be combined and converted into one-tenth (0.10) of a share of Common Stock.

The Preferred Stock authorized by the Articles of Incorporation of this Corporation may be issued from time to time in series. Subject to compliance with applicable protective voting rights which may be granted to the Preferred Stock or series thereof in Certificates of Determination or the Corporation’s Articles of Incorporation, the Board of Directors of this Corporation is authorized, from time to time, to determine or alter the rights, preferences, privileges and restrictions granted to, or imposed upon, any wholly unissued series of Preferred Stock, and to fix the number of shares of any such series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series prior to or subsequent to the issuance of shares of that series.”

3.             The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4.             The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Sections 902 and 903 of the California Corporations Code. The total number of outstanding shares of the corporation is 35,608,793 shares of Common Stock and this corporation has no outstanding shares of Preferred Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the outstanding shares of Common Stock.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: August 22, 2005

/s/ Jöchen Witte
Jöchen Witte, President and Secretary